EXHIBIT 99.1
ModusLink Global Solutions, Inc.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
ModusLink Global Solutions, Inc.:
We have audited the accompanying consolidated balance sheets of ModusLink Global Solutions, Inc. and subsidiaries as of July 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended July 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ModusLink Global Solutions, Inc. and subsidiaries as of July 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2013, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ModusLink Global Solutions, Inc.’s internal control over financial reporting as of July 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 15, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP Boston, Massachusetts October 15, 2013

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	July 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$77,916	$52,369
Available-for-sale securities	61	131
Accounts receivable, trade, net of allowance for doubtful accounts of $64 and $344, at July 31, 2013 and 2012, respectively	142,098	148,931
Inventories, net	61,322	83,990
Prepaid expenses and other current assets	9,689	10,466
Total current assets	291,086	295,887
Property and equipment, net	34,290	40,772
Investments in affiliates	7,970	10,803
Goodwill	3,058	3,058
Other intangible assets, net	1,764	2,897
Other assets	5,528	5,465
Total assets	$343,696	$358,882
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of obligations under capital leases	$98	$73
Accounts payable	110,148	110,520
Accrued restructuring	4,670	1,724
Accrued expenses	34,748	41,753
Other current liabilities	26,157	26,778
Current liabilities of discontinued operations	610	1,528
Total current liabilities	176,431	182,376
Long-term portion of accrued restructuring	494	—
Obligations under capital leases, less current installments	303	69
Other long-term liabilities	9,563	11,012
Non-current liabilities of discontinued operations	—	293
Long-term liabilities	10,360	11,374
Total liabilities	186,791	193,750
Commitments and contingencies (notes 13 and 16)	—	—
Stockholders’ equity:
Preferred stock, $0.01 par value per share. 5,000,000 shares authorized; zero issued or outstanding shares at July 31, 2013 and 2012	—	—
Common stock, $0.01 par value per share. 1,400,000,000 shares authorized; 51,575,893 issued and outstanding shares at July 31, 2013; 43,926,622 issued and outstanding shares at July 31, 2012	516	439
Additional paid-in capital	7,419,806	7,390,027
Accumulated deficit	(7,277,130)	(7,236,775)
Accumulated other comprehensive income	13,713	11,441
Total stockholders’ equity	156,905	165,132
Total liabilities and stockholders’ equity	$343,696	$358,882

The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended July 31,
	2013	2012	2011
Net revenue	$754,504	$713,947	$844,277
Cost of revenue	680,134	645,388	763,661
Gross profit	74,370	68,559	80,616
Operating expenses:
Selling, general and administrative	86,972	94,737	80,710
Amortization of intangible assets	1,133	1,139	4,750
Impairment of goodwill and long-lived assets	—	1,128	15,889
Restructuring, net	14,497	6,416	795
Total operating expenses	102,602	103,420	102,144
Operating loss	(28,232)	(34,861)	(21,528)
Other income (expense):
Interest income	300	380	238
Interest expense	(612)	(373)	(462)
Other gains (losses), net	(2,642)	14,390	8,892
Equity in losses of affiliates and impairments	(4,365)	(4,109)	(4,308)
Total other income (expense)	(7,319)	10,288	4,360
Loss from continuing operations before income taxes	(35,551)	(24,573)	(17,168)
Income tax expense	3,779	3,035	819
Loss from continuing operations	(39,330)	(27,608)	(17,987)
Discontinued operations, net of income taxes:
Loss from discontinued operations, net of gain of $594 on the disposition of TFL during the year ended July 31, 2013	(1,025)	(10,500)	(16,478)
Net loss	$(40,355)	$(38,108)	$(34,465)
Basic and diluted loss per share:
Loss from continuing operations	$(0.84)	$(0.63)	$(0.42)
Loss from discontinued operations	(0.02)	(0.24)	(0.38)
Net loss	$(0.86)	$(0.87)	$(0.80)
Shares used in computing basic loss per share	46,654	43,565	43,294
Shares used in computing diluted loss per share	46,654	43,565	43,294

The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended July 31,
	2013	2012	2011
Net loss	$(40,355)	$(38,108)	$(34,465)
Other comprehensive income (loss):
Foreign currency translation adjustment	3,057	(10,650)	11,344
Pension adjustments	(831)	(3,545)	128
Net unrealized holding gain (loss) on securities	46	—	(73)
	2,272	(14,195)	11,399
Comprehensive loss	$(38,083)	$(52,303)	$(23,066)

The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	Number of Shares	Common Stock	Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance at July 31, 2010	44,039,938	$440	$(1,992)	$7,427,031	$(7,164,202)	$14,237	$275,514
Net loss	—	—	—	—	(34,465)	—	(34,465)
Issuance of common stock pursuant to employee stock purchase plan and stock option exercises	42,807	1	—	207	—	—	208
Restricted stock grants	334,533	3	—	(3)	—	—	—
Restricted stock forfeitures	(23,003)	—	—	—	—	—	—
Share-based compensation	—	—	—	3,481	—	—	3,481
Repurchase of common stock (215,514 shares)	—	—	(1,394)	—	—	—	(1,394)
Retirement of treasury stock	(565,178)	(6)	3,386	(3,626)	—	—	(246)
Special dividend payment	—	—	—	(39,955)	—	—	(39,955)
Other comprehensive items	—	—	—	—	—	11,399	11,399
Balance at July 31, 2011	43,829,097	$438	$—	$7,387,135	$(7,198,667)	$25,636	$214,542
Net loss					(38,108)		(38,108)
Issuance of common stock pursuant to employee stock purchase plan and stock option exercises	45,977	—	—	91	—	—	91
Restricted stock grants	217,359	2	—	(2)	—	—	—
Restricted stock forfeitures	(165,811)	(1)	—	(187)	—	—	(188)
Share-based compensation	—	—	—	2,990	—	—	2,990
Other comprehensive items	—	—	—	—	—	(14,195)	(14,195)
Balance at July 31, 2012	43,926,622	$439	$—	$7,390,027	$(7,236,775)	$11,441	$165,132
Net loss	—	—	—	—	(40,355)	—	(40,355)
Issuance of common stock to Steel Partners Holdings, L.P., net of transaction costs of $2.3 million	7,500,000	75	—	27,600	—	—	27,675
Issuance of common stock pursuant to employee stock purchase plan and stock option exercises	11,986	—	—	31			31
Restricted stock grants	278,220	3	—	(3)	—	—	—
Restricted stock forfeitures	(140,935)	(1)	—	(157)	—	—	(158)
Share-based compensation	—	—	—	2,308	—	—	2,308
Other comprehensive items	—	—	—	—	—	2,272	2,272
Balance at July 31, 2013	51,575,893	$516	$—	$7,419,806	$(7,277,130)	$13,713	$156,905

The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended July 31,
	2013	2012	2011
Cash flows from operating activities of continuing operations:
Net loss	$(40,355)	$(38,108)	$(34,465)
Loss from discontinued operations	(1,025)	(10,500)	(16,478)
Loss from continuing operations	(39,330)	(27,608)	(17,987)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities of continuing operations:
Depreciation	14,118	13,920	16,705
Amortization of intangible assets	1,133	1,139	4,750
Amortization of deferred financing costs	353	—	—
Impairment of goodwill and long-lived assets	—	1,128	15,889
Share-based compensation	2,308	2,990	3,481
Non-operating (gains) losses, net	2,642	(14,390)	(8,892)
Equity in losses of affiliates and impairments	4,365	4,109	4,308
Changes in operating assets and liabilities:
Trade accounts receivable, net	8,583	(9,783)	19,116
Inventories	22,434	(18,084)	3,060
Prepaid expenses and other current assets	2,356	(2,328)	3,097
Accounts payable, accrued restructuring and accrued expenses	(5,851)	8,800	(38,016)
Refundable and accrued income taxes, net	(3,652)	(5,766)	(3,297)
Other assets and liabilities	(787)	7,560	(4,586)
Net cash provided by (used in) operating activities of continuing operations	8,672	(38,313)	(2,372)
Cash flows from investing activities of continuing operations:
Additions to property and equipment	(7,296)	(11,118)	(8,870)
Change in restricted cash	(691)	—	—
Proceeds from the disposition of the TFL business, net of transaction costs of $81	1,269	—	—
Proceeds from the sale of available-for-sale securities	96	—	115
Proceeds from the sale of equity investments in affiliates	207	24	238
Investments in affiliates	(1,712)	(2,912)	(3,473)
Net cash used in investing activities of continuing operations	(8,127)	(14,006)	(11,990)
Cash flows from financing activities of continuing operations:
Payment of dividends	—	—	(40,001)
Proceeds from revolving line of credit	—	10,000	—
Repayments of revolving line of credit	—	(10,000)	—
Payment of deferred financing costs	(1,416)	—	—
Repayments on capital lease obligations	(60)	(124)	(106)
Proceeds from issuance of common stock, net of transaction costs of $2,325 during the year ended July 31, 2013	27,675	91	204
Repurchase of common stock	(158)	(188)	(1,633)
Net cash provided by (used in) financing activities of continuing operations	26,041	(221)	(41,536)
Cash flows from discontinued operations:
Operating cash flows	(1,645)	(1,126)	(2,507)
Investing cash flows	—	(446)	(98)
Net cash used in discontinued operations	(1,645)	(1,572)	(2,605)
Net effect of exchange rate changes on cash and cash equivalents	606	(4,744)	8,364
Net increase (decrease) in cash and cash equivalents	25,547	(58,856)	(50,139)
Cash and cash equivalents at beginning of period	52,369	111,225	161,364
Cash and cash equivalents at end of period	$77,916	$52,369	$111,225

The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	NATURE OF OPERATIONS
ModusLink Global Solutions, Inc. (together with its consolidated subsidiaries, “ModusLink Global Solutions” or the “Company”), through its wholly owned subsidiaries, ModusLink Corporation (“ModusLink”) and ModusLink PTS, Inc. (“ModusLink PTS”), is a leader in global supply chain business process management serving clients in markets such as consumer electronics, communications, computing, medical devices, software, and retail. The Company designs and executes critical elements in its clients’ global supply chains to improve speed to market, product customization, flexibility, cost, quality and service. These benefits are delivered through a combination of industry expertise, innovative service solutions, integrated operations, proven business processes, expansive global footprint and world-class technology.
The Company has an integrated network of strategically located facilities in various countries, including numerous sites throughout North America, Europe and Asia. The Company previously operated under the names CMGI, Inc. and CMG Information Services, Inc. and was incorporated in Delaware in 1986.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the application of certain significant accounting policies described below.
Principles of Consolidation
The accompanying consolidated financial statements of the Company include the results of its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% of the voting interest using the equity method, if the Company has the ability to exercise significant influence over the investee company. All other investments over which the Company does not have the ability to exercise significant influence, or for which there is not a readily determinable market value, are accounted for under the cost method of accounting.
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis the Company evaluates its estimates including those related to revenue recognition, inventories, investments, intangible assets, income taxes, restructuring, valuation of long-lived assets, impairments, contingencies and litigation. Accounting estimates are based on historical experience and various assumptions that are considered reasonable under the circumstances. However, because these estimates inherently involve judgments and uncertainties, actual results could differ materially from those estimated.
Revenue Recognition
The Company’s revenue primarily comes from the sale of supply chain management services to our clients. Amounts billed to clients under these arrangements include revenue attributable to the services performed as well as for materials procured on our clients’ behalf as part of our service to them. Other sources of revenue include the sale of products and other services. Revenue is recognized for services when the services are performed and for product sales when the products are shipped assuming all other applicable revenue recognition criteria are met.
The Company recognizes revenue in accordance with the provisions of the Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” (“ASC Topic 605”). Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss have passed or services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. The Company’s shipping terms vary by client and can include FOB shipping point, which means that risk of loss passes to the client when it is shipped from the Company’s location, as well as other terms such as ex-works, meaning that title and risk of loss transfer upon delivery of product to the customer’s designated carrier. The Company also evaluates the terms of each major client contract relative to a number of criteria that management considers in making its determination with respect to gross versus net reporting of revenue for transactions with its clients. Management’s criteria for making these judgments place particular emphasis on determining the primary obligor in a transaction and which party bears general inventory risk. The Company records all shipping and handling fees billed to clients as revenue, and related costs as cost of sales, when incurred.

The Company applies the provisions of ASC Topic 985, “Software” (“ASC Topic 985”), with respect to certain transactions involving the sale of software products by our e-Business operations.
The Company also follows the guidance of ASC Topic 605 for determining whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting. Under this guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. For those contracts which contain multiple deliverables, management must first determine whether each service, or deliverable, meets the separation criteria. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the client. Each deliverable that meets the separation criteria is considered a “separate unit of accounting.” Management allocates the total arrangement consideration to each separate unit of accounting based on the relative selling price of each separate unit of accounting. After the arrangement consideration has been allocated to each separate unit of accounting, management applies the appropriate revenue recognition method for each separate unit of accounting as described previously based on the nature of the arrangement. All deliverables that do not meet the separation criteria are combined into one unit of accounting and the appropriate revenue recognition method is applied.
Foreign Currency Translation
All assets and liabilities of the Company’s foreign subsidiaries, whose functional currency is the local currency, are translated to U.S. dollars at the rates in effect at the balance sheet date. All amounts in the Consolidated Statements of Operations are translated using the average exchange rates in effect during the year. Resulting translation adjustments are reflected in the accumulated other comprehensive income (loss) component of stockholders’ equity. Settlement of receivables and payables in a foreign currency that is not the functional currency result in foreign currency transaction gains and losses. Foreign currency transaction gains and losses are included in “Other gains (losses), net” in the Consolidated Statements of Operations.
Cash, Cash Equivalents and Short-term Investments
The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. Investments with maturities greater than 90 days to twelve months at the time of purchase are considered short-term investments.
Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, accounts payable, current liabilities and the revolving line of credit approximate fair value because of the short maturity of these instruments. The carrying value of capital lease obligations approximates fair value, as estimated by using discounted future cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.
Investments
Marketable securities held by the Company which meet the criteria for classification as available-for-sale are carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried net of income taxes, when applicable, as a component of accumulated other comprehensive income (loss) in the Consolidated Statements of Stockholders’ Equity.
The Company maintains interests in several privately held companies primarily through its various venture capital funds. The Company’s venture capital investment portfolio, @Ventures, invests in early-stage technology companies. These investments are generally made in connection with a round of financing with other third-party investors. Investments in which the Company’s interest is less than 20% and which are not classified as available-for-sale securities are carried at the lower of cost or net realizable value unless it is determined that the Company exercises significant influence over the investee company, in which case the equity method of accounting is used. For those investments in which the Company’s voting interest is between 20% and 50%, the equity method of accounting is generally used. Under this method, the investment balance, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the investee company as they occur, limited to the extent of the Company’s investment in, advances to and commitments for the investee. The Company’s share of net income or losses of the investee are reflected in “Equity in losses of affiliates and impairments” in the Company’s Consolidated Statements of Operations.
The Company assesses the need to record impairment losses on its investments and records such losses when the impairment of an investment is determined to be other than temporary in nature. The process of assessing whether a particular equity investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. This valuation process is based primarily on information that the Company obtains from these privately held companies who are not subject to the same disclosure and audit requirements as the reports required of U.S. public companies. As such, the timeliness and completeness of the data may vary. Based on the Company’s evaluation, it recorded impairment charges related to its investments in privately held companies of approximately $2.8 million, $2.9 million, and $2.5 million for the fiscal years ended July 31, 2013, 2012 and 2011, respectively. These impairment losses are reflected in “Equity in losses of affiliates and impairments” in the Company’s Consolidated Statements of Operations.
At the time an equity method investee issues its stock to unrelated parties, the Company accounts for that share issuance as if the Company has sold a proportionate share of its investment. The Company records any gain or loss resulting from an equity method investee’s share issuance in its Consolidated Statements of Operations.
Inventory
Inventories are stated at the lower of cost or market. Cost is determined by both the moving average and the first-in, first-out methods. Materials that the Company typically procures on behalf of its clients that are included in inventory include materials such as compact discs, printed materials, manuals, labels, hardware accessories, hard disk drives, consumer packaging, shipping boxes and labels, power cords and cables for client-owned electronic devices.
Inventories consisted of the following:

	July 31,
	2013	2012
	(In thousands)
Raw materials	$46,920	$56,198
Work-in-process	1,256	2,154
Finished goods	13,146	25,638
	$61,322	$83,990
The Company continuously monitors inventory balances and records inventory provisions for any excess of the cost of the inventory over its estimated market value. The Company also monitors inventory balances for obsolescence and excess quantities as compared to projected demands. The Company’s inventory methodology is based on assumptions about average shelf life of inventory, forecasted volumes, forecasted selling prices, write-down history of inventory and market conditions. While such assumptions may change from period to period, in determining the net realizable value of its inventories, the Company uses the best information available as of the balance sheet date. If actual market conditions are less favorable than those projected, or the Company experiences a higher incidence of inventory obsolescence because of rapidly changing technology and client requirements, additional inventory provisions may be required. Once established, write-downs of inventory are considered permanent adjustments to the cost basis of inventory and cannot be reversed due to subsequent increases in demand forecasts. Accordingly, if inventory previously written down to its net realizable value is subsequently sold, gross profit margins would be favorably impacted.
Long-Lived Assets, Goodwill and Other Intangible Assets
The Company follows ASC Topic 360, “Property, Plant, and Equipment” (“ASC Topic 360”). Under ASC Topic 360, the Company tests certain long-lived assets or group of assets for recoverability whenever events or changes in circumstances indicate that the Company may not be able to recover the asset’s carrying amount. ASC Topic 360 defines impairment as the condition that exists when the carrying amount of a long-lived asset or group, including property and equipment and other intangible assets, exceeds its fair value. The Company evaluates recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group cover the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, the Company measures an impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value. Management may use third party valuation experts to assist in its determination of fair value.

The Company is required to test goodwill for impairment annually or if a triggering event occurs in accordance with the provisions of ASC Topic 350, “Goodwill and Other” (“ASC Topic 350”). The Company’s policy is to perform its annual impairment testing for all reporting units, determined to be the Americas, Europe, Asia, e-Business, and ModusLink PTS operating segments, on July 31 of each fiscal year.

The Company’s valuation methodology for assessing impairment of long-lived assets, goodwill and other intangible assets requires management to make judgments and assumptions based on historical experience and on projections of future operating performance. Management may use third party valuation advisors to assist in its determination of the fair value of reporting units subject to impairment testing. The Company operates in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. If our assumptions used in estimating our valuations of the Company’s reporting units for purposes of impairment testing differ materially from actual future results, the Company may record impairment charges in the future and our financial results may be materially adversely affected.
Restructuring Expenses
The Company follows the provisions of ASC Topic 420, “Exit or Disposal Cost Obligations”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement requires companies to recognize costs associated with exit or disposal activities when a liability has been incurred rather than at the date of a commitment to an exit or disposal plan. The Company records liabilities that primarily include estimated severance and other costs related to employee benefits and certain estimated costs related to equipment and facility lease obligations and other service contracts. These contractual obligations principally represent future obligations under non-cancelable real estate leases. Restructuring estimates relating to real estate leases involve consideration of a number of factors including: potential sublet rental rates, estimated vacancy period for the property, brokerage commissions and certain other costs. Estimates relating to potential sublet rates and expected vacancy periods are most likely to have a material impact on the Company’s results of operations in the event that actual amounts differ significantly from estimates. These estimates involve judgment and uncertainties, and the settlement of these liabilities could differ materially from recorded amounts.
Property and Equipment
Property, plant and equipment are stated at cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided on the straight-line basis over the estimated useful lives of the respective assets. The Company capitalizes certain computer software development costs when incurred in connection with developing or obtaining computer software for internal use. The estimated useful lives are as follows:

Buildings	32 years
Machinery & equipment	3 to 5 years
Furniture & fixtures	5 to 7 years
Automobiles	5 years
Leasehold improvements	Shorter of the remaining lease term or the estimated useful life of the asset
Software	3 to 8 years
Income Taxes
Income taxes are accounted for under the provisions of ASC Topic 740, “Income Taxes” (“ASC Topic 740”), using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC Topic 740 also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This methodology is subjective and requires significant estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities.
In accordance with ASC Topic 740, the Company applies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. ASC Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. In accordance with the Company’s accounting policy, interest and penalties related to uncertain tax positions is included in the “income tax expense” line of the Consolidated Statements of Operations. See Note 16, “Income Taxes,” for additional information.

Earnings (Loss) Per Share
The Company calculates earnings per share in accordance with ASC Topic 260, “Earnings per Share” and ASC Topic 260-10, formerly FASB Staff Position EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” Under ASC Topic 260-10, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. All of the Company’s nonvested shares are considered participating securities because they contain non-forfeitable rights to dividends. However, holders of nonvested shares do not have an obligation to fund losses, and therefore, are only allocated a portion of the earnings for the earnings per share calculation when the Company reports net income.
Under the two-class method, net income is reduced by the amount of dividends declared in the period for each class of common stock and participating securities. The remaining undistributed earnings are then allocated to common stock and participating securities as if all of the net income for the period had been distributed. Basic earnings per share excludes dilution and is calculated by dividing net income allocable to common shares by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing net income allocable to common shares by the weighted-average number of common shares for the period, as adjusted for the potential dilutive effect of non-participating share-based awards. The following table reconciles earnings per share for the fiscal years ended July 31, 2013, 2012 and 2011.

	Years Ended July 31,
	2013	2012	2011
	(In thousands)
BASIC
Loss from continuing operations	$(39,330)	$(27,608)	$(17,987)
Loss from discontinued operations	(1,025)	(10,500)	(16,478)
Net loss available for basic common shares	$(40,355)	$(38,108)	$(34,465)
Weighted average common shares outstanding	46,654	43,565	43,294
Basic net loss per common share from continuing operations	$(0.84)	$(0.63)	$(0.42)
Basic net loss per common share from discontinued operations	(0.02)	(0.24)	(0.38)
	$(0.86)	$(0.87)	$(0.80)
DILUTED
Loss from continuing operations	$(39,330)	$(27,608)	$(17,987)
Loss from discontinued operations	(1,025)	(10,500)	(16,478)
Net loss available for diluted common shares	$(40,355)	$(38,108)	$(34,465)
Weighted average common shares outstanding	46,654	43,565	43,294
Weighted average common equivalent shares arising from dilutive stock options	—	—	—
Weighted average number of common and potential common shares	46,654	43,565	43,294
Diluted net loss per common share from continuing operations	$(0.84)	$(0.63)	$(0.42)
Diluted net loss per common share from discontinued operations	(0.02)	(0.24)	(0.38)
	$(0.86)	$(0.87)	$(0.80)
Approximately 3.4 million, 2.9 million, and 3.2 million common stock equivalent shares were excluded from the denominator in the calculation of diluted earnings per share for the fiscal years ended July 31, 2013, 2012, and 2011, respectively, as the Company has recorded a net loss for those periods.

Share-Based Compensation Plans
The Company recognizes share-based compensation in accordance with the provisions of ASC Topic 718, “Compensation—Stock Compensation” (“ASC Topic 718”) which requires the measurement and recognition of compensation expense for all share- based payment awards made to employees and directors including employee stock options and employee stock purchases based on estimated fair values.
The Company estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. The Company estimates forfeitures at the time of grant and revises those estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The Company uses a binomial-lattice option-pricing model (“binomial-lattice model”) for valuation of share-based awards with time-based vesting. The Company believes that the binomial-lattice model is an accurate model for valuing employee stock options since it reflects the impact of stock price changes on option exercise behavior. For share-based awards based on market conditions, specifically, the Company’s stock price, the compensation cost and derived service periods are estimated using the Monte Carlo valuation method. The Company uses third party analyses to assist in developing the assumptions used in its binomial-lattice model and Monte Carlo valuations and the resulting fair value used to record compensation expense. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Any changes in these assumptions may materially affect the estimated fair value of the share-based award.
Major Clients and Concentration of Credit Risk
Sales to one client, Hewlett-Packard, accounted for approximately 29%, 31%, and 29% of the Company’s consolidated net revenue for the fiscal years ended July 31, 2013, 2012, and 2011, respectively. To manage risk, the Company performs ongoing credit evaluations of its clients’ financial condition. The Company generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of accounts receivable.
Financial instruments which potentially subject the Company to concentrations of credit risk are cash, cash equivalents, available-for-sale securities and accounts receivable. The Company’s cash equivalent portfolio is diversified and consists primarily of short-term investment grade securities placed with high credit quality financial institutions.
Recent Accounting Pronouncements
In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This update amends ASC 740, “Income Taxes,” to require that in certain cases, an unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward when such items exist in the same taxing jurisdiction. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date, and retrospective application is permitted. The Company is currently evaluating the impact this update will have on its financial statements.
In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which amends Accounting Standards Codification (“ASC”) 220, “Comprehensive Income.” The amended guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Additionally, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amended guidance does not change the current requirements for reporting net income or other comprehensive income. The amendment is effective prospectively for annual periods, and interim periods within those annual periods, beginning after December 15, 2012. The Company believes adoption of this new guidance will not have a material impact on the Company’s financial statements as these updates have an impact on presentation only.

(3)	STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION
Cash used for operating activities reflect cash payments for interest and income taxes as follows:

	Years Ended July 31,
	2013	2012	2011
	(In thousands)
Cash paid for interest	$30	$26	$4
Cash paid for income taxes	$4,632	$3,538	$5,419

Cash paid for taxes can be higher than income tax expense as shown on the Company’s consolidated statements of operations due to prepayments made in certain jurisdictions as well as to the timing of required payments in relation to recorded expense, which can cross fiscal years.
Non-cash financing activities during the fiscal years ended July 31, 2013, 2012, and 2011 included the issuance of approximately 0.3 million, 0.2 million, and 0.3 million shares, respectively, of nonvested common stock, valued at approximately $0.8 million, $1.1 million, and $2.3 million, respectively, to certain employees of the Company.

(4)	SEGMENT INFORMATION
The Company has five operating segments: Americas; Asia; Europe; e-Business; and ModusLink PTS. Based on the information provided to the Company’s chief operating decision-maker (“CODM”) for purposes of making decisions about allocating resources and assessing performance and quantitative thresholds, the Company has determined that it has three reportable segments: Americas; Asia; and Europe. The Company reports the ModusLink PTS operating segment in aggregation with the Americas operating segment as part of the Americas reportable segment. In addition to its three reportable segments, the Company reports an All Other category. The All Other category primarily represents the e-Business operating segment. The Company also has Corporate-level activity, which consists primarily of costs associated with certain corporate administrative functions such as legal and finance, which are not allocated to the Company’s reportable segments and administration costs related to the Company’s venture capital activities. The Corporate-level balance sheet information includes cash and cash equivalents, available-for-sale securities, investments and other assets, which are not identifiable to the operations of the Company’s operating segments.
Management evaluates segment performance based on segment net revenue, operating income (loss) and “adjusted operating income (loss)”, which is defined as the operating income (loss) excluding net charges related to depreciation, amortization of intangible assets, goodwill and long-lived asset impairment, share-based compensation and restructuring. These items are excluded because they may be considered to be of a non-operational or non-cash nature. Historically, the Company has recorded significant impairment and restructuring charges and therefore management uses adjusted operating income to assist in evaluating the performance of the Company’s core operations.

Summarized financial information of the Company’s continuing operations by operating segment is as follows:

	Years Ended July 31,
	2013	2012	2011
	(In thousands)
Net revenue:
Americas	$268,490	$249,940	$296,362
Asia	212,963	218,880	233,724
Europe	237,222	211,319	275,065
All Other	35,829	33,808	39,126
	$754,504	$713,947	$844,277
Operating income (loss):
Americas	$(230)	$(14,108)	$(29,984)
Asia	22,841	21,450	29,168
Europe	(22,091)	(15,718)	(6,181)
All Other	349	634	1,889
Total segment operating income (loss)	869	(7,742)	(5,108)
Corporate-level activity	(29,101)	(27,119)	(16,420)
Total operating loss	$(28,232)	$(34,861)	$(21,528)
Adjusted operating income (loss):
Americas	$5,708	$(7,675)	$(6,029)
Asia	30,230	26,811	36,155
Europe	(7,679)	(6,061)	198
All Other	2,920	2,941	3,811
Total segment adjusted operating income	31,179	16,016	34,135
Corporate-level activity	(27,355)	(25,284)	(14,043)
Total adjusted operating income (loss)	$3,824	$(9,268)	$20,092
Adjusted operating income (loss)	$3,824	$(9,268)	$20,092
Adjustments:
Depreciation	(14,118)	(13,920)	(16,705)
Amortization of intangible assets	(1,133)	(1,139)	(4,750)
Impairment of goodwill and long-lived assets	—	(1,128)	(15,889)
Share-based compensation	(2,308)	(2,990)	(3,481)
Restructuring, net	(14,497)	(6,416)	(795)
Operating loss	$(28,232)	$(34,861)	$(21,528)
Other income (expense), net	(7,319)	10,288	4,360
Income tax expense	(3,779)	(3,035)	(819)
Loss from discontinued operations	(1,025)	(10,500)	(16,478)
Net loss	$(40,355)	$(38,108)	$(34,465)

	July 31,
	2013	2012
	(In thousands)
Total assets:
Americas	$65,790	$73,057
Asia	93,547	114,158
Europe	97,524	105,073
All Other	17,369	20,758
Sub-total—segment assets	274,230	313,046
Corporate	69,466	43,086
Discontinued operations	—	2,750
	$343,696	$358,882

As of July 31, 2013, approximately 58%, 18% and 24% of the Company’s long-lived assets were located in the Americas, Asia and Europe, respectively. As of July 31, 2012, approximately 59%, 21% and 20% of the Company’s long-lived assets were located in the Americas, Asia and Europe, respectively.
The Company generated revenue of $147.3 million and $91.8 million in China and the Netherlands, respectively, from external clients during the fiscal year ended July 31, 2013. The Company generated revenue of $141.9 million and $106.5 million in China and the Netherlands, respectively, from external clients during the fiscal year ended July 31, 2012. The Company generated revenue of $140.2 million and $123.6 million in China and the Netherlands, respectively, from external clients during the fiscal year ended July 31, 2011.

(5)	DISCONTINUED OPERATIONS AND DIVESTITURES
On January 11, 2013, the Company’s wholly-owned subsidiary, Tech for Less LLC (“TFL”) sold substantially all of its assets to Encore Holdings, LLC (“Encore”). The consideration paid by Encore for the assets was $1.6 million, which consisted of a gross purchase price of $1.9 million less certain adjustments. At the time of sale, the Company received $1.4 million of the purchase price, with the remaining $0.2 million held in escrow for the satisfaction of any post-closing claims. During the fourth quarter of fiscal 2013, the Company reached a settlement agreement with Encore whereby the Company received $0.1 million of the escrow amount, with the remainder reverting to Encore. As a result of the settlement of the escrow amount, the Company’s gain on the sale of TFL was reduced by $0.1 million from $0.7 million to $0.6 million. In conjunction with the asset sale agreement, the Company entered into a transition support agreement with Encore to provide certain administrative services for a period of 90 days from the closing date of the transaction. The Company’s obligations under the transition support agreement were completed during the third quarter of fiscal year 2013. The Company did not generate significant continuing cash flows from the transition support agreement.
The Company’s other discontinued operations relate to a lease obligation associated with a previously vacated facility. In July 2013, the Company reached an agreement with its landlord for the early termination of the lease agreement. As part of the lease termination agreement, the Company paid $0.4 million to the landlord on August 1, 2013 and was released from any future obligations associated with the leased facility. The Company also assigned its interest in its sublease rental income to the landlord.
Summarized financial information for the discontinued operations of the Company are as follows:

	Years Ended July 31,
	2013	2012	2011
	(in thousands)
Results of operations:
Net revenue	$4,592	$25,944	$29,471
Other gains (losses), net	582	627	(10)
Total expenses	(6,199)	(37,071)	(45,939)
Loss from discontinued operations	$(1,025)	$(10,500)	$(16,478)

	July 31,
	2013	2012
	(in thousands)
Financial position:
Current liabilities	$(610)	$(1,528)
Non-current liabilities	—	(293)
Net liabilities of discontinued operations	$(610)	$(1,821)

(6)	PROPERTY AND EQUIPMENT
Property and equipment at cost, consists of the following:

	July 31,
	2013	2012
	(In thousands)
Buildings	$21,020	$20,299
Machinery and equipment	17,012	18,565
Leasehold improvements	18,327	18,482
Software	43,905	40,461
Other	4,473	5,449
	104,737	103,256
Less: Accumulated depreciation and amortization	(70,447)	(62,484)
Property and equipment, net	$34,290	$40,772
Assets under capital leases which are included in the amounts above are summarized as follows:

	July 31,
	2013	2012
	(In thousands)
Machinery and equipment	$343	$445
Other	178	—
	521	445
Less: Accumulated depreciation and amortization	(455)	(275)
	$66	$170
The Company recorded depreciation expense of $14.1 million, $13.9 million, and $16.7 million for the fiscal years ended July 31, 2013, 2012, and 2011, respectively. Depreciation expense within the Americas, Asia, Europe, and All Other was $4.0 million, $4.8 million, $4.6 million, and $0.7 million, respectively, for fiscal year 2013, $4.3 million, $4.4 million, $4.5 million, and $0.8 million, respectively, for fiscal year 2012, and $5.2 million, $4.6 million, $6.0 million, and $0.9 million, respectively, for fiscal year 2011. Amortization of assets recorded under capital leases is included in the depreciation expense amounts.

(7)	GOODWILL AND INTANGIBLE ASSETS
The Company conducts its annual goodwill impairment test on July 31 of each fiscal year. In addition, if and when events or circumstances change that would more likely than not reduce the fair value of any of its reporting units below its carrying value, an interim test would be performed. In making this assessment, the Company relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions and marketplace data. The Company’s reporting units are the same as the operating segments: Americas, Asia, Europe, e-Business, and ModusLink PTS. As disclosed in Note 5, the Company disposed of its TFL operating segment during the second quarter of fiscal year 2013. Impairment charges related to TFL for all periods presented have been classified within discontinued operations within the accompanying consolidated statements of operations.
The Company’s remaining goodwill of $3.1 million as of July 31, 2013 relates to the Company’s e-Business reporting unit. During the fourth quarter of fiscal year 2013, the Company completed its annual impairment analysis of goodwill. The Company concluded that its goodwill was not impaired as of July 31, 2013.
During the third quarter of fiscal year 2012, indicators of potential impairment caused the Company to conduct an interim impairment test for the fixed assets of its facility in Kildare, Ireland. These indicators included declining revenue and increasingly adverse trends that resulted in further deterioration of current operating results and future prospects of the Kildare facility. These adverse trends included declines in sales volumes resulting from the loss of certain client programs, pricing pressure from existing clients, and the emergence and growth of new competitors for the services performed in Kildare.
As a result of the impairment test, in connection with the preparation of financial statements for the period ended April 30, 2012, the Company concluded that Kildare’s fixed assets were impaired and recorded a $1.1 million non-cash impairment charge. This charge has been recorded as a component of “impairment of goodwill and long-lived assets” in the consolidated statements of operations. The fixed asset impairment charge for Kildare is deductible as depreciation for tax purposes over time. The impairment charge did not affect the Company’s liquidity or cash flows.

During the second quarter of fiscal year 2011, indicators of potential impairment caused the Company to conduct an interim impairment test for goodwill and other long-lived assets of the ModusLink PTS reporting unit in connection with the preparation of its quarterly financial statements for the quarter ended January 31, 2011. These indicators included continued operating losses, the departure of key personnel, and increasingly adverse trends that resulted in further deterioration of current operating results and future prospects for ModusLink PTS.
As a result of the 2011 interim impairment tests, in connection with the preparation of financial statements for the period ended January 31, 2011, the Company concluded that its goodwill was impaired and recorded a non-cash goodwill impairment charge of $7.1 million for ModusLink PTS. Also in connection with the preparation of such financial statements, the Company determined that its intangible assets were impaired and recorded a non-cash intangible asset impairment charge of $8.8 million for ModusLink PTS. The goodwill and intangible asset impairment charges for ModusLink PTS are not deductible for tax purposes. The impairment charges did not affect the Company’s liquidity or cash flows.
In preparing the 2011 interim goodwill impairment test, the Company lowered its forecast of revenue growth and gross profit margins for ModusLink PTS for fiscal years 2011 to 2018. Revenue growth rates and gross profit margins are the variables which make the most significant impact to the discounted cash flow models for this reporting unit. The decline in the forecast for ModusLink PTS was attributable to our consideration of the operating losses for these reporting units during the first half of fiscal year 2011, the consideration of the impact that the departure of key personnel could have on our future operating results for the reporting unit, and increasingly adverse trends that resulted in further deterioration of current and future operating results.
In connection with completing the 2011 interim goodwill impairment analysis, the Company also evaluated the recoverability of its long-lived assets at the ModusLink PTS reporting unit. The asset group for ModusLink PTS is at the reporting unit level. Recoverability of this asset group is determined by comparing forecasted undiscounted net cash flows of the reporting unit to its respective carrying value. If the asset group’s cash flows are determined to be unable to recover the carrying amount of its net assets, then a loss is recognized equal to the amount by which the asset’s carrying value exceeds its fair value. The loss is then allocated amongst the long-lived assets based on their relative carrying amounts, with the exception that a loss allocated to an individual asset should not reduce the carrying amount of that asset below its fair value. Based upon this evaluation, the Company determined that the estimated future undiscounted cash flows related to the asset groups was below its carrying value, and therefore the asset groups was impaired.
The estimated fair values of our reporting units for the goodwill impairment test were evaluated using an income approach by calculating the present value of estimated future cash flows. We believe the use of the income approach is appropriate due to lack of comparability to guideline companies and the lack of comparable transactions under the market approach. The income approach incorporates many assumptions including future growth rates, discount factors, expected capital expenditures and income tax cash flows. In developing an appropriate discount rate to apply in its estimated cash flow models the Company developed an estimate of its weighted-average cost of capital.
The changes in the carrying amount of goodwill allocated to the Company’s operating segments are as follows:

	Americas	Asia	Europe	All Other	Consolidated Total
	(in thousands)
Balance as of July 31, 2011
Goodwill	$94,477	$73,948	$30,108	$5,857	$204,390
Accumulated impairment charges	(94,477)	(73,948)	(30,108)	(2,799)	(201,332)
	$—	$—	$—	$3,058	$3,058
Balance as of July 31, 2012
Goodwill	$94,477	$73,948	$30,108	$5,857	$204,390
Accumulated impairment charges	(94,477)	(73,948)	(30,108)	(2,799)	(201,332)
	$—	$—	$—	$3,058	$3,058
Balance as of July 31, 2013
Goodwill	$94,477	$73,948	$30,108	$5,857	$204,390
Accumulated impairment charges	(94,477)	(73,948)	(30,108)	(2,799)	(201,332)
	$—	$—	$—	$3,058	$3,058

The components of intangible assets are as follows:

	July 31, 2013				July 31, 2012
	(in thousands)				(in thousands)
	Gross Carrying Amount	Accumulated Amortization/ Impairment	Net Book Value	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization/ Impairment	Net Book Value	Weighted Average Amortization Period
Client Relationships	$34,500	$33,475	$1,025	7 years	$34,500	$32,847	$1,653	7 years
Developed Technology	13,992	13,375	617	3 to 7 years	13,992	12,990	1,002	3 to 7 years
Trade Names	5,405	5,283	122	3 to 7 years	5,405	5,174	231	3 to 7 years
Non-Competes	713	713	—	1 to 5 years	713	702	11	1 to 5 years
Total	$54,610	$52,846	$1,764		$54,610	$51,713	$2,897
Amortization expense for intangible assets for the fiscal years ended July 31, 2013, 2012, and 2011 totaled $1.1 million, $1.3 million, and $5.5 million, respectively.
Estimated annual amortization expense for intangible assets for the next two years ending July 31, is as follows:

Fiscal Year	Amount
(in thousands)
2014	$1,098
2015	$666

(8)	RESTRUCTURING
The following tables summarize the activity in the restructuring accrual for the fiscal years ended July 31, 2013, 2012, and 2011:

	Employee Related Expenses	Contractual Obligations	Total
	(In thousands)
Accrued restructuring balance at July 31, 2010	$181	$3,451	$3,632
Restructuring charges	1,099	—	1,099
Restructuring adjustments	53	(357)	(304)
Cash paid	(1,081)	(1,926)	(3,007)
Non-cash adjustments	44	—	44
Accrued restructuring balance at July 31, 2011	$296	$1,168	$1,464
Restructuring charges	5,274	1,442	6,716
Restructuring adjustments	(439)	139	(300)
Cash paid	(4,645)	(1,759)	(6,404)
Non-cash adjustments	(44)	108	64
Restructuring charges, discontinued operations	944	95	1,039
Cash paid, discontinued operations	(760)	(95)	(855)
Accrued restructuring balance at July 31, 2012	$626	$1,098	$1,724
Restructuring charges	13,638	1,112	14,750
Restructuring adjustments	(232)	(21)	(253)
Cash paid	(9,947)	(999)	(10,946)
Non-cash adjustments	133	—	133
Restructuring charges, discontinued operations	42	112	154
Cash paid, discontinued operations	(243)	(97)	(340)
Reclassification of restructuring charges of discontinued operations	(43)	(15)	(58)
Accrued restructuring balance at July 31, 2013	$3,974	$1,190	$5,164
It is expected that the payments of employee-related charges will be substantially completed during the fiscal year ending July 31, 2014. The remaining contractual obligations primarily relate to facility lease obligations for vacant space resulting from the previous restructuring activities of the Company. The Company anticipates that contractual obligations will be substantially fulfilled by August 2015.

During the fiscal year ended July 31, 2013, the Company recorded a net restructuring charge of $14.5 million. Of this amount, $13.4 million primarily related to the workforce reduction of 465 employees across all operating segments, and $1.1 million related to contractual obligations related to a facility closure in Hungary.
During the fiscal year ended July 31, 2012 the Company recorded a net restructuring charge of approximately $6.4 million. Of this amount, $4.8 million primarily related to the workforce reduction of 270 employees in the Americas, Asia, and Europe, $1.6 million related to contractual obligations related to facility closure at the Raleigh facility. These restructuring charges are net of $0.3 million in reductions to initial estimates for recorded employee-related expenses and facilities lease obligations primarily based on changes in underlying assumptions.
During the fiscal year ended July 31, 2011 the Company recorded a net restructuring charge of approximately $0.8 million. Of this amount, approximately $1.2 million primarily related to the workforce reduction of 55 employees in the Americas and Asia and approximately $(0.4) million of the recorded net restructuring charge related to changes in estimates for previously recorded facilities lease obligations primarily based on changes to the underlying assumptions.
The net restructuring charges for the fiscal years ended July 31, 2013, 2012, and 2011 would have been allocated as follows had the Company recorded the expense and adjustments within the functional department of the restructured activities:

	July 31,
	2013	2012	2011
	(In thousands)
Cost of revenue	$10,625	$3,960	$437
Selling, general and administrative	3,872	2,456	358
	$14,497	$6,416	$795

The following tables summarize the restructuring accrual by operating segment, the All Other category and the corporate-level activity category for the fiscal years ended July 31, 2013, 2012, and 2011:

	Americas	Asia	Europe	All Other	Discontinued Operations	Consolidated Total
	(In thousands)
Accrued restructuring balance at July 31, 2010	$3,148	$—	$484	$—	$—	$3,632
Restructuring charges	501	593	5	—	—	1,099
Restructuring adjustments	(303)	(7)	6	—	—	(304)
Cash paid	(1,993)	(586)	(428)	—	—	(3,007)
Non-cash adjustments	(7)	—	51	—	—	44
Restructuring charges, discontinued operations	—	—	—	—	—	—
Cash paid, discontinued operations	—	—	—	—	—	—
Accrued restructuring balance at July 31, 2011	$1,346	$—	$118	$—	$—	$1,464
Restructuring charges	1,706	702	3,766	542	—	6,716
Restructuring adjustments	(94)	(56)	(85)	(65)	—	(300)
Cash paid	(1,933)	(647)	(3,690)	(134)	—	(6,404)
Non-cash adjustments	61	1	(58)	—	60	64
Restructuring charges, discontinued operations	—	—	—	—	1,039	1,039
Cash paid, discontinued operations	—	—	—	—	(855)	(855)
Accrued restructuring balance at July 31, 2012	$1,086	$—	$51	$343	$244	$1,724
Restructuring charges	1,614	2,516	9,610	1,010	—	14,750
Restructuring adjustments	(21)	(89)	27	(170)	—	(253)
Cash paid	(2,284)	(1,899)	(5,517)	(1,246)	—	(10,946)
Non-cash adjustments	(13)	(8)	85	69	—	133
Restructuring charges, discontinued operations	—	—	—	—	154	154
Cash paid, discontinued operations	—	—	—	—	(340)	(340)
Reclassification of restructuring charges of discontinued operations	—	—	—	—	(58)	(58)
Accrued restructuring balance at July 31, 2013	$382	$520	$4,256	$6	$—	$5,164

(9)	@VENTURES INVESTMENTS
The Company maintains interests in several privately held companies primarily through its interests in two venture capital funds which invest as “@Ventures.” The Company invests in early stage technology companies. These investments are generally made in connection with a round of financing with other third-party investors.
During the fiscal years ended July 31, 2013, 2012 and 2011, $1.7 million, $2.9 million, and $3.5 million, respectively, was invested by @Ventures in privately held companies. At July 31, 2013 and 2012, the Company’s carrying value of investments in privately held companies was $8.0 million and $10.8 million, respectively. During the fiscal years ended July 31, 2013, 2012, and 2011, the Company recorded $2.8 million, $2.9 million, and $2.5 million, respectively, of impairment charges related to certain investments in the @Ventures portfolio of companies. During the fiscal years ended July 31, 2013, 2012, and 2011, @Ventures received distributions of approximately $0.2 million, $0.0 million and $0.2 million, respectively.
Investments in which the Company’s interest is less than 20% and which are not classified as available-for-sale securities are carried at the lower of cost or net realizable value unless it is determined that the Company exercises significant influence over the investee company, in which case the equity method of accounting is used. For those investments in which the

Company’s voting interest is between 20% and 50%, the equity method of accounting is generally used. Under this method, the investment balance, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the investee company as they occur, limited to the extent of the Company’s investment in, advances to and commitments for the investee. These adjustments are reflected in “Equity in losses of affiliates and impairments” in the Company’s Consolidated Statements of Operations. For the fiscal years ended July 31, 2013, 2012, and 2011, the Company recorded its proportionate share of the affiliates’ losses of $1.6 million, $1.2 million, and $1.8 million, respectively.
The Company assesses the need to record impairment losses on its investments and records such losses when the impairment of an investment is determined to be other than temporary in nature. The process of assessing whether a particular investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. In making this judgment, the Company carefully considers the investee’s cash position, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management/ownership changes and competition. The valuation process is based primarily on information that the Company requests from these privately held companies and is not subject to the same disclosure and audit requirements as the reports required of U.S. public companies. As such, the reliability and the accuracy of the data may vary.
During the year ended July 31, 2013, the Company became aware in various quarters that there may be indicators of impairment for a certain investment in the @Ventures portfolio of companies. The Company completed evaluations for impairment in connection with the preparation of the financial statements for those periods and determined that the investment was impaired. As a result, the Company recorded impairment charges of $2.8 million during the year ended July 31, 2013.
During the year ended July 31, 2012, the Company became aware that there may be indicators of impairment for a certain investment in the @Ventures portfolio of companies. The Company completed its evaluation for impairment in connection with the preparation of the financial statements and determined that the investment was impaired. As a result, the Company recorded an impairment charge of approximately $2.9 million during the year ended July 31, 2012.
During the year ended July 31, 2011, the Company became aware that there may be indicators of impairment for a certain investment in the @Ventures portfolio of companies. The Company completed its evaluation for impairment in connection with the preparation of the financial statements and determined that the investment was impaired. As a result, the Company recorded an impairment charge of approximately $2.5 million.
As of July 31, 2013, the Company, through @Ventures, held investments in nine portfolio companies, although investments in four of these companies are nominal. From time to time, the Company may make new and follow-on venture capital investments and may from time to time receive distributions from investee companies. As of July 31, 2013, the Company is not committed to fund any follow-on investments in any of the @Ventures portfolio companies.

(10)	OTHER CURRENT LIABILITIES
The following schedule reflects the components of “Other Current Liabilities”:

	July 31, 2013	July 31, 2012
	(In thousands)
Accrued pricing liabilities	$20,854	$20,397
Other	5,303	6,381
	$26,157	$26,778
As of July 31, 2013 and 2012, the Company had accrued pricing liabilities of approximately $20.9 million and $20.4 million. As previously reported by the Company, several principal adjustments were made to its historic financial statements for periods ending on or before January 31, 2012, the most significant of which related to the treatment of vendor rebates in its pricing policies. Where the retention of a rebate or a mark-up was determined to have been inconsistent with a client contract (collectively referred to as “pricing adjustments”), the Company concluded that these amounts were not properly recorded as revenue. Accordingly, revenue was reduced by an equivalent amount for the period that the rebate was estimated to have affected. A corresponding liability for the same amount was recorded in that period (referred to as accrued pricing liabilities). The Company believes that it may not ultimately be required to pay the accrued pricing liabilities, due in part to the nature of the interactions with its clients. The remaining accrued pricing liabilities at July 31, 2013 will be derecognized when there is sufficient information for the Company to conclude that such liabilities have been extinguished, which may occur through payment, legal release, or other legal or factual determination.

(11)	OTHER GAINS (LOSSES), NET
The following schedule reflects the components of “Other gains (losses), net”:

	Years Ended July 31,
	2013	2012	2011
	(in thousands)
Derecognition of accrued pricing liabilities	$—	$11,811	$13,545
Foreign currency exchange gain (losses)	(2,050)	2,948	(4,023)
Gain on sale of investments	28	9	187
Gain (loss) on disposal of assets	69	(9)	(14)
Other, net	(689)	(369)	(803)
	$(2,642)	$14,390	$8,892
During the fiscal years ended July 31, 2012 and 2011, the Company recorded gains from the derecognition of accrued pricing liabilities of $11.8 million and $13.5 million, respectively (see Note (10)). The Company recorded foreign exchange gains (losses) of $(2.1) million, $2.9 million, and $(4.0) million during the fiscal year ended July 31, 2013, 2012, and 2011, respectively. These net gains and losses related primarily to realized and unrealized gains losses from foreign currency exposures and settled transactions in the Americas, Asia and Europe.
During the fiscal year ended July 31, 2011, the Company recorded a gain of approximately $0.2 million on the sale of investments. Approximately $0.1 million of the gain related to the sale of available-for-sale securities and approximately $0.1 million of the gain related to the distribution of proceeds from the acquisition by third parties of H2Gen Innovations, Inc. and M2E Power, Inc. due to the satisfaction of conditions leading to the release of funds held in escrow.

(12)	BORROWING ARRANGEMENTS
Prior to October 31, 2012, the Company and certain of its subsidiaries had a $15 million revolving credit facility (the “Credit Facility”) with Bank of America, N.A., Silicon Valley Bank and HSBC Bank USA, National Association. The Credit Facility terminated, by its terms, on October 31, 2012.
On October 31, 2012, the Company and certain of its domestic subsidiaries entered into a Credit Agreement (the “Credit Facility”) with Wells Fargo Bank, National Association as lender and agent for the lenders party thereto. The Credit Facility provides a senior secured revolving credit facility up to an initial aggregate principal amount of $50.0 million or the calculated borrowing base and is secured by substantially all of the domestic assets of the Company. As of July 31, 2013, the calculated borrowing base was $29.9 million. The Credit Facility terminates on October 31, 2015. Interest on the Credit Facility is based on the Company’s options of LIBOR plus 2.5% or the base rate plus 1.5%. The Credit Facility includes one restrictive financial covenant, which is minimum EBITDA, and restrictions that limit the ability of the Company, to among other things, create liens, incur additional indebtedness, make investments, or dispose of assets or property without prior approval from the lenders. The Company did not have any outstanding indebtedness related to the Credit Facility as of July 31, 2013.
As of July 31, 2013 the Company had $0.6 million for letters of credit under the Credit Facility.

(13)	COMMITMENTS AND CONTINGENCIES
The Company leases facilities and certain other machinery and equipment under various non-cancelable operating leases and executory contracts expiring through December 2021. Certain non-cancelable leases are classified as capital leases and the leased assets are included in property, plant and equipment, at cost. Future annual minimum payments, including restructuring related obligations as of July 31, 2013, are as follows:

	Operating Leases	Stadium Obligation	Capital Lease Obligations	Total
	(in thousands)
For the fiscal years ended July 31:
2014	$18,995	$1,600	$98	$20,693
2015	13,415	1,600	70	15,085
2016	10,561	—	75	10,636
2017	7,224	—	158	7,382
2018	5,194	—	—	5,194
Thereafter	11,364	—	—	11,364
	$66,753	$3,200	$401	$70,354
Total rent and equipment lease expense charged to continuing operations was $25.2 million, $26.5 million, and $29.2 million for the fiscal years ended July 31, 2013, 2012, and 2011, respectively.
In August 2000, the Company announced it had acquired the exclusive naming and sponsorship rights to the New England Patriots’ new stadium, for a period of fifteen years. In August 2002, the Company finalized an agreement with the owner of the stadium to amend the sponsorship agreement. Under the terms of the amended agreement, the Company relinquished the stadium naming rights and remains obligated for a series of annual payments of $1.6 million per year through 2015. The Company applied a discount rate to the future payment stream to reflect the present value of its obligation on the Consolidated Balance Sheets.
From time to time, the Company agrees to provide indemnification to its clients in the ordinary course of business. Typically, the Company agrees to indemnify its clients for losses caused by the Company. As of July 31, 2013, the Company had no recorded liabilities with respect to these arrangements.
Legal Proceedings
On February 15, 2012, the staff of the Division of Enforcement of the SEC initiated with the Company an informal inquiry, and later a formal action, regarding the Company’s treatment of rebates associated with volume discounts provided by vendors. To date, the SEC has not asserted any formal claims.
On June 11, 2012, we announced the pending restatement of the Company’s financial statements for the periods ending on or before January 31, 2012 (the “June 11, 2012 Announcement”), related to the Company’s accounting treatment of rebates associated with volume discounts provided by vendors. The restated financial statements were filed on January 11, 2013. After the June 11, 2012 Announcement, stockholders of the Company commenced three purported class actions in the United States District Court for the District of Massachusetts arising from the circumstances described in the June 11, 2012 Announcement (the “Securities Actions”), entitled, respectively:
Irene Collier, Individually And On Behalf Of All Others Similarly Situated, vs. ModusLink Global Solutions, Inc., Joseph C. Lawler and Steven G. Crane, Case 1:12-CV-11044-DJC, filed June 12, 2012 (the “Collier Action”);

Alexander Shnerer Individually And On Behalf Of All Others Similarly Situated, vs. ModusLink Global Solutions, Inc., Joseph C. Lawler and Steven G. Crane, Case 1:12-CV-11078-DJC, filed June 18, 2012 (the “Shnerer Action”); and

Harold Heszkel, Individually and on Behalf of All Others Similarly Situated v. ModusLink Global Solutions, Inc., Joseph C. Lawler, and Steven G. Crane, Case 1:12-CV-11279-DJC, filed July 11, 2012 (the “Heszkel Action”).
Each of the Securities Actions purports to be brought on behalf of those persons who purchased shares of the Company between September 26, 2007 through and including June 8, 2012 (the “Class Period”) and alleges that failure to timely disclose the issues raised in the June 11, 2012 Announcement during the Class Period rendered defendants’ public statements concerning the Company’s financial condition materially false and misleading in violation of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. On February 11, 2013, plaintiffs filed a consolidated amended complaint in the Securities Actions. The Company moved to dismiss the amended complaint on March 11, 2013. The Court has not yet scheduled a hearing date for the Company’s motion.
On July 13, 2012, a fourth stockholder commenced a purported derivative action in United States District Court for the District of Massachusetts against the Company (as nominal defendants), and certain of its current and former directors and officers, entitled, Samuel Montini, Derivatively On Behalf Of ModusLink Global Solutions, Inc. v. Joseph C. Lawler, Steven G.

Crane, Francis J. Jules, Virginia G. Breen, Michael J. Mardy, Edward E. Lucente, Jeffrey J. Fenton, Joseph M. O’Donnell, William R. McLennan, Thomas H. Johnson, And Anthony J. Bay, Defendants, And ModusLink Global Solutions, Inc., A Delaware Corporation, Nominal Defendant , Case 1:12-CV-11296-DJC and on July 31, 2012, a fifth stockholder commenced a purported derivative action in United States District Court for the District of Massachusetts against the Company (as nominal defendants), and certain of its current and former directors and officers, entitled, Edward Tansey, Derivatively On Behalf Of ModusLink Global Solutions, Inc. v. Joseph C. Lawler, Steven G. Crane, Francis J. Jules, Virginia G. Breen, Michael J. Mardy, Edward E. Lucente, Jeffrey J. Fenton, Joseph M. O’Donnell, William R.McLennan, Thomas H. Johnson, And Anthony J. Bay, Defendants, And ModusLink Global Solutions, Inc., A Delaware Corporation, Nominal Defendant, Civil Action No. 12-CV-11399 (DJC) (collectively, the “Derivative Actions”). The Derivative Actions further assert that as a result of the individual defendants’ alleged actions and course of conduct, the Company is now the subject of the Securities Actions and will incur related expenses and a possible judgment against it. These litigation matters also arise from the issues raised in the June 11, 2012 Announcement and allege that the individual defendants breached their duty of loyalty to the Company by allowing defendants to cause, or by themselves causing, the Company to make improper statements regarding its business prospects and/or by failing to prevent the other Individual Defendants from taking such purportedly illegal actions. The plaintiffs filed a consolidated amended complaint in the Derivative Actions on March 4, 2013, and the Company moved to dismiss the Amended Complaint on April 4, 2013. The Court has not yet scheduled a hearing date for the Company’s motion.
Because the SEC has not asserted any formal claims, and because, with respect to the pending litigation, there has been no decision by the Court with regard to the sufficiency of the complaint(s) and no discovery has been conducted, we are unable at this time to provide a calculation of potential damages or litigation loss that is probable or estimable. Although there can be no assurance as to the ultimate outcome, the Company believes it has meritorious defenses, will deny liability, and intends to defend this litigation vigorously.
On October 10, 2012, a sixth stockholder, Donald Reith, served upon the Company’s Board of Directors a demand to institute litigation and take other purportedly necessary, but unidentified, remedial measures to redress and prevent a recurrence of purported breaches of fiduciary duties on the part of the Board and unspecified corporate officers allegedly arising from the same facts and circumstances asserted in the Derivative Actions. On February 4, 2013, the Company’s Board of Directors voted unanimously to reject Mr. Reith’s demand.

(14)	SHARE-BASED PAYMENTS
Stock Option Plans
During the fiscal year ended July 31, 2013, the Company had outstanding awards for stock options under five plans: the 2010 Incentive Award Plan (the “2010 Plan”), the 2005 Non-Employee Director Plan (the “2005 Plan”), the 2004 Stock Incentive Plan (the “2004 Plan”), the 2002 Non-Officer Employee Stock Incentive Plan (the “2002 Plan”), and the 2000 Stock Incentive Plan (the “2000 Plan”). Options granted under the 2010 Plan, 2004 Plan, 2002 Plan and the 2000 Plan are generally exercisable as to 25% of the shares underlying the options beginning one year after the date of grant, with the option being exercisable as to the remaining shares in equal monthly installments over the next three years. The Company may also grant awards other than stock options under the 2010 Plan.
Options granted under the 2005 plan are exercisable in equal monthly installments over three years, and have a term of ten years. As of December 2010, no additional grants may be issued under this plan. Stock options granted under all other plans have contractual terms of seven years.

During the fiscal year ended July 31, 2013 the Company issued to certain officers options that vest based on market conditions, specifically, the performance of the Company’s stock (the “Performance Options”). The Performance Options have a seven-year term and vest and become exercisable as to 20% of the total number of shares subject to the Performance Option on each of the first five anniversaries of the grant date, subject to a minimum average share price being achieved as of each such vesting date (the “Price Performance Threshold”), which shall be (i) 1.5 times the exercise price, (ii) 2 times the exercise price, (iii) 2.5 times the exercise price, (iv) 3 times the exercise price and (v) 3.5 times the exercise price, respectively. If the specified minimum average share price for the applicable anniversary date is not achieved, 20% of the total number of shares subject to the Performance Option shall not vest and become exercisable but may vest on the subsequent anniversary date if the minimum average share price related to the earlier anniversary date is achieved or exceeded on the subsequent anniversary date.
Under the 2010 Plan, pursuant to which the Company may grant stock options, stock appreciation rights, restricted stock awards and other equity-based awards for the issuance of (i) 5,000,000 shares of common stock of the Company plus (ii) the number of shares subject to outstanding awards under the Company’s 2000 Plan, 2002 Plan and 2004 Plan (collectively, the “Prior Plans”) that expire or are forfeited following December 8, 2010, the effective date of the 2010 Plan. As of December 8,

2010, the Company ceased making any further awards under its Prior Plans. As of December 8, 2010, the effective date of the 2010 Plan, there were an additional 2,922,258 shares of Common Stock underlying equity awards issued under the Company’s Prior Plans. This amount represents the maximum number of additional shares that may be added to the 2010 Plan should these awards expire or be forfeited subsequent to December 8, 2010. Any awards that were outstanding under the Prior Plans as of the effective date continued to be subject to the terms and conditions of such Prior Plan. As of July 31, 2013, 3,354,365 shares were available for future issuance under the 2010 Plan.
The Board of Directors administers all stock plans, approves the individuals to whom options will be granted, and determines the number of shares and exercise price of each option and may delegate this authority to a committee of the Board or to certain officers of the Company in accordance with SEC regulations and applicable Delaware law.
Employee Stock Purchase Plan
The Company offers to its employees an Employee Stock Purchase Plan, (the “ESPP”) under which an aggregate of 600,000 shares of the Company’s stock may be issued. Employees who elect to participate in the ESPP instruct the Company to withhold a specified amount through payroll deductions during each quarterly period. On the last business day of each applicable quarterly payment period, the amount withheld is used to purchase the Company’s common stock at a purchase price equal to 85% of the lower of the market price on the first or last business day of the quarterly period. During the fiscal years ended July 31, 2013, 2012, and 2011, the Company issued approximately 12,000, 23,000, and 34,000, shares, respectively, under the ESPP. Approximately 210,000 shares are available for future issuance as of July 31, 2013.
Stock Option Valuation and Expense Information
The following table summarizes share-based compensation expense related to employee stock options, employee stock purchases and nonvested shares for the fiscal years ended July 31, 2013, 2012, and 2011:

	Years Ended July 31,
	2013	2012	2011
	(In thousands)
Cost of revenue	$263	$344	$374
Selling, general and administrative	2,045	2,646	3,107
	$2,308	$2,990	$3,481
The Company estimates the fair value of stock option awards on the date of grant using a binomial-lattice model. The weighted-average grant date fair value of employee stock options granted during the fiscal years ended July 31, 2013, 2012, and 2011 was $1.56, $1.98, and $2.97, respectively, using the binomial-lattice model with the following weighted-average assumptions:

	Years Ended July 31,
	2013	2012	2011
Expected volatility	60.53%	59.56%	62.64%
Risk-free interest rate	0.78%	0.84%	0.99%
Expected term (in years)	4.60	4.66	4.27
Expected dividend yield	—%	—%	—%

The volatility assumption for fiscal years 2013, 2012, and 2011 is based on the weighted-average of the historical volatility of the Company’s common shares for a period equal to the expected term of the stock option awards.
The weighted-average risk-free interest rate assumption is based upon the interpolation of various U.S. Treasury rates, as of the month of the grants.
The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on historical option activity. The determination of the expected term of employee stock options assumes that employees’ exercise behavior is comparable to historical option activity. The binomial-lattice model estimates the probability of exercise as a function of time based on the entire history of exercises and cancellations on all past option grants made by the Company. The expected term generated by these probabilities reflects actual and anticipated exercise behavior of options granted historically.

As share-based compensation expense recognized in the Consolidated Statements of Operations for the fiscal years ended July 31, 2013, 2012, and 2011 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.
Stock Options
A summary of option activity for the fiscal year ended July 31, 2013 is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(in thousands, except exercise price and years)
Stock options outstanding, July 31, 2012	2,687	$8.20
Granted	2,137	3.38
Exercised	—	—
Forfeited or expired	(1,387)	8.02
Stock options outstanding, July 31, 2013	3,437	$5.28	5.44	$1
Stock options exercisable, July 31, 2013	983	$9.59	3.04	$1
As of July 31, 2013, unrecognized share-based compensation related to stock options was approximately $3.0 million. This cost is expected to be expensed over a weighted average period of 2.6 years. The aggregate intrinsic value of options exercised during the fiscal years ended July 31, 2013, 2012, and 2011 was immaterial.
As of July 31, 2013, there were 2.4 million stock options that were vested and expected to vest in the future with a weighted-average remaining contractual term of 4.99 years. The aggregate intrinsic value of these awards is immaterial.
Nonvested Stock
Nonvested stock consists of shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. Nonvested stock is expensed ratably over the term of the restriction period, ranging from one to five years unless there are performance restrictions placed on the nonvested stock, in which case the nonvested stock is expensed using graded vesting. Nonvested stock compensation expense for the fiscal years ended July 31, 2013, 2012, and 2011 was $1.1 million, $1.6 million, and $1.6 million, respectively.
A summary of the activity of our nonvested stock for the fiscal year ended July 31, 2013, is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
	(share amounts in thousands)
Nonvested stock outstanding, July 31, 2012	404	$6.56
Granted	267	3.21
Vested	(421)	3.71
Forfeited	(101)	7.95
Nonvested stock outstanding, July 31, 2013	149	$1.94

The fair value of nonvested shares is determined based on the market price of the Company’s common stock on the grant date. The total grant date fair value of nonvested stock that vested during the fiscal years ended July 31, 2013, 2012, and 2011 was approximately $2.2 million, $2.1 million, and $1.5 million, respectively. As of July 31, 2013, there was approximately $0.2 million of total unrecognized compensation cost related to nonvested stock to be recognized over a weighted-average period of 0.6 years.

(15)	SHARE REPURCHASE PROGRAMS
In June 2010, the Company’s Board of Directors authorized the repurchase of up to $10.0 million of the Company’s common stock from time to time on the open market or in privately negotiated transactions over an eighteen month period, (the “June 2010 Repurchase Program”). The timing and amount of any shares repurchased was to be determined by the Company’s management based on its evaluation of market conditions and other factors. Repurchases could also be made under a Rule 10b5-1 plan, which permit shares to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. The Company retired and returned repurchased shares to the Company’s authorized, but not issued or outstanding common stock. The June 2010 Repurchase Program was funded using the Company’s working capital. In total, the Company repurchased an aggregate of approximately 0.7 million shares at a cost of approximately $4.8 million under the June 2010 Repurchase Program. These share repurchases occurred primarily during the fourth quarter and first quarter of our 2010 and 2011 fiscal years, respectively. During the fiscal year ended July 31, 2011, the Company declared and paid a special cash dividend of $40.0 million in the aggregate, which was funded with available cash on hand and included amounts remaining under the June 2010 Repurchase Program. Accordingly, no further repurchases were made under the June 2010 Repurchase Program.

(16)	INCOME TAXES
The components of loss from continuing operations before provision for income taxes are as follows:

	Years Ended July 31,
	2013	2012	2011
	(in thousands)
Income (loss) from continuing operations before income taxes:
U.S.	$(42,872)	$(28,039)	$(31,549)
Foreign	7,321	3,466	14,381
Total loss from continuing operations before income taxes	$(35,551)	$(24,573)	$(17,168)
The components of income tax expense have been recorded in the Company’s consolidated financial statements as follows:

	Years Ended July 31,
	2013	2012	2011
	(in thousands)
Income tax expense from continuing operations	$3,779	$3,035	$819
Total income tax expense	$3,779	$3,035	$819
The components of income tax expense from continuing operations consist of the following:

	July 31,
	2013	2012	2011
	(in thousands)
Current provision:
Federal	$—	$—	$—
State	—	—	—
Foreign	4,307	2,632	599
	$4,307	$2,632	$599
Deferred provision:
Federal	$—	$—	$—
State	—	—	—
Foreign	(528)	403	220
	$(528)	$403	$220
Total tax provision	$3,779	$3,035	$819

Deferred income tax assets and liabilities have been classified on the Consolidated Balance Sheets in accordance with the nature of the item giving rise to the temporary differences. The components of deferred tax assets and liabilities are as follows:

	July 31, 2013			July 31, 2012
	Current	Non-current	Total	Current	Non-current	Total
	(in thousands)
Deferred tax assets:
Accruals and reserves	$9,304	$6,409	$15,713	$13,015	$6,641	$19,656
Tax basis in excess of financial basis for intangible and fixed assets	—	15,413	15,413	—	15,468	15,468
Tax basis in excess of financial basis of investments in affiliates	—	8,002	8,002	—	7,402	7,402
Net operating loss and capital loss carry forwards	—	749,501	749,501	—	734,078	734,078
Total gross deferred tax assets	9,304	779,325	788,629	13,015	763,589	776,604
Less: valuation allowance	(8,159)	(758,199)	(766,358)	(12,316)	(744,390)	(756,706)
Net deferred tax assets	1,145	21,126	22,271	699	19,199	19,898
Deferred tax liabilities:
Accruals and reserves	(39)	—	(39)	(60)	—	(60)
Financial basis in excess of tax basis for intangible and fixed assets	—	(1,343)	(1,343)	—	(1,414)	(1,414)
Undistributed accumulated earnings of foreign subsidiaries	—	(18,010)	(18,010)	—	(16,587)	(16,587)
Total gross deferred tax liabilities	(39)	(19,353)	(19,392)	(60)	(18,001)	(18,061)
Net deferred tax asset (liability)	$1,106	$1,773	$2,879	$639	$1,198	$1,837
Subsequently reported tax benefits relating to the valuation allowance for deferred tax assets as of July 31, 2013 will be allocated as follows (in thousands):

Income tax benefit recognized in the consolidated statement of operations	$(750,897)
Additional paid in capital	(15,461)

$(766,358)

The net change in the total valuation allowance for the fiscal year ended July 31, 2013 was an increase of approximately $9.7 million. This increase is primarily due to an increase in the U.S. valuation allowance due to net operating losses, capital losses, and other deferred tax assets. A valuation allowance has been recorded against the gross deferred tax asset in the U.S and certain foreign subsidiaries since management believes that after considering all the available objective evidence, both positive and negative, historical and prospective, it is more likely than not that certain assets will not be realized.
The Company has certain deferred tax benefits, including those generated by net operating losses and certain other tax attributes (collectively, the “Tax Benefits”). The Company’s ability to use these Tax Benefits could be substantially limited if it were to experience an “ownership change,” as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an ownership change would occur if there is a greater than 50-percentage point change in ownership of securities by stockholders owning (or deemed to own under Section 382 of the Code) five percent or more of a corporation’s securities over a rolling three-year period.
Accordingly, on October 17, 2011, the Company’s Board of Directors adopted a Tax Benefit Preservation Plan between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (as amended from time to time, the “Tax Plan”). The Tax Plan reduces the likelihood that changes in the Company’s investor base have the unintended effect of limiting the Company’s use of its Tax Benefits. The Tax Plan is intended to require any person acquiring shares of the Company’s securities equal to or exceeding 4.99% of the Company’s outstanding shares to obtain the approval of the Board of Directors. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.99% of the Company’s stock are not included in the calculation of “ownership change” for purposes of Section 382 of the Code.

The Company has net operating loss carryforwards for federal and state tax purposes of approximately $2.0 billion and $451.9 million, respectively, at July 31, 2013. The federal net operating losses will expire from fiscal year 2021 through 2033 and the state net operating losses will expire from fiscal year 2014 through 2033. The Company has a foreign net operating loss carryforward of approximately $60.1 million, of which $47.0 million has an indefinite carryforward period. In addition, the Company has capital loss carryforwards for federal and state tax purposes of approximately $16.3 million and $16.3 million, respectively. The federal and state capital losses will expire in fiscal year 2015 and 2016, respectively.
The Company’s ModusLink Corporation subsidiary has undistributed earnings from its foreign subsidiaries of approximately $62.8 million at July 31, 2013, of which approximately $11.3 million is considered to be permanently reinvested due to certain restrictions under local laws as well as the Company’s plans to reinvest such earnings for future expansion in certain foreign jurisdictions. The amount of taxes attributable to the permanently undistributed earnings is estimated at $4.4 million. The Company has recorded a deferred tax liability of $18.0 million on the remaining $51.5 million of undistributed earnings that are not considered to be permanently reinvested.
Income tax expense attributable to income from continuing operations differs from the expense computed by applying the U.S. federal income tax rate of 35% to income (loss) from continuing operations before income taxes as a result of the following:

	Years Ended July 31,
	2013	2012	2011
	(in thousands)
Computed “expected” income tax expense (benefit)	$(12,443)	$(12,447)	$(11,661)
Increase (decrease) in income tax expense resulting from:
Losses not benefited	13,413	11,112	11,356
Foreign dividends	2,956	3,298	4,041
Foreign tax rate differential	(316)	1,133	(2,220)
Capitalized costs	100	179	408
Nondeductible goodwill impairment	—	—	2,467
Nondeductible expenses	254	355	202
Foreign withholding taxes	218	542	323
Reversal of uncertain tax position reserves	(403)	(1,137)	(4,255)
Other	—	—	158
Actual income tax expense	$3,779	$3,035	$819
The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several tax jurisdictions. The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves when necessary. Based on our evaluation of current tax positions, the Company believes it has appropriately accrued for exposures.
The Company operates in multiple taxing jurisdictions, both within and outside of the United States. At July 31, 2013, 2012, and 2011, the total amount of the liability for unrecognized tax benefits, including interest, related to federal, state and foreign taxes was approximately $1.0 million, $1.3 million, and $2.4 million, respectively. To the extent the unrecognized tax benefits are recognized, the entire amount would impact income tax expense.
The Company files income tax returns in the U.S., various states and in foreign jurisdictions. The federal and state income tax returns are generally subject to tax examinations for the tax years ended July 31, 2009 through July 31, 2013. To the extent the Company has tax attribute carryforwards, the tax year in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period. In addition, a number of tax years remain subject to examination by the appropriate government agencies for certain countries in the Europe and Asia regions. In Europe, the Company’s 2006 through 2013 tax years remain subject to examination in most locations while the Company’s 2002 through 2013 tax years remain subject to examination in most Asia locations.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Years Ended July 31,
	2013	2012	2011
	(in thousands)
Balance as of beginning of year	$1,230	$2,273	$5,810
Additions for current year tax positions	79	73	—
Additions for prior year tax positions	—	564	—
Currency translation	33	—	697
Reductions for lapses in statute of limitations	(212)	(1,680)	(4,234)
Reductions of prior year tax positions	(115)	—	—
Balance as of end of year	$1,015	$1,230	$2,273
In accordance with the Company’s accounting policy, interest related to income taxes is included in the provision of income taxes line of the Consolidated Statements of Operations. For the fiscal year ended July 31, 2013, the Company has not recognized any material interest expense related to uncertain tax positions. As of July 31, 2013, 2012, and 2011, the Company had recorded liabilities for interest expense related to uncertain tax positions in the amount of $10,000, $78,000, and $130,000, respectively. The Company did not accrue for penalties related to income tax positions as there were no income tax positions that required the Company to accrue penalties. The Company does not expect that any unrecognized tax benefits will reverse in the next twelve months.

(17)	DEFINED BENEFIT PENSION PLANS
The Company sponsors two defined benefit pension plans covering certain of its employees in its Netherlands facility and one defined benefit pension plan covering certain of its employees in its Taiwan facility. Pension costs are actuarially determined.
The aggregate change in benefit obligation and plan assets related to these plans was as follows:

	July 31,
	2013	2012
	(in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$17,159	$13,791
Service cost	644	368
Interest cost	728	589
Actuarial (gain) loss	2,564	4,300
Employee contributions	296	328
Benefits and administrative expenses paid	(260)	(404)
Effect of curtailment	(2,258)	—
Currency translation	1,222	(1,813)
Benefit obligation at end of year	20,095	17,159
Change in plan assets
Fair value of plan assets at beginning of year	14,151	15,652
Actual return on plan assets	172	276
Employee contributions	296	328
Employer contributions	1,079	498
Benefits and administrative expenses paid	(260)	(404)
Currency translation	1,060	(2,199)
Fair value of plan assets at end of year	16,498	14,151
Funded status
Assets	—	37
Current liability	(1)	(1)
Noncurrent liability	(3,596)	(3,044)
Net amount recognized in statement of financial position as a noncurrent asset (liability)	$(3,597)	$(3,008)

The accumulated benefit obligation was approximately $17.3 million and $13.6 million at July 31, 2013, and 2012, respectively.
Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	July 31,
	2013	2012
	(in thousands)
Projected benefit obligation	$18,664	$2,064
Accumulated benefit obligation	$16,454	$1,290
Fair value of plan assets	$15,423	$1,024
Components of net periodic pension cost were as follows:

	Years Ended July 31,
	2013	2012	2011
	(in thousands)
Service cost	$644	$368	$365
Interest costs	728	589	617
Expected return on plan assets	(538)	(473)	(477)
Amortization of net actuarial (gain) loss	38	(88)	(114)
Curtailment gain	(504)	—	—
Net periodic pension costs	$368	$396	$391
The amount included in accumulated other comprehensive income expected to be recognized as a component of net periodic pension costs in fiscal year 2014 is approximately $0.1 million related to amortization of a net actuarial loss and prior service cost.
Assumptions:
Weighted-average assumptions used to determine benefit obligations was as follows:

	July 31,
	2013	2012	2011
Discount rate	3.61%	3.95%	5.50%
Rate of compensation increase	2.07%	2.12%	2.00%
Weighted-average assumptions used to determine net periodic pension cost was as follows:

	Years Ended July 31,
	2013	2012	2011
Discount rate	4.13%	5.50%	5.50%
Expected long-term rate of return on plan assets	3.43%	3.34%	3.50%
Rate of compensation increase	2.05%	2.00%	2.00%
The discount rate reflects our best estimate of the interest rate at which pension benefits could be effectively settled as of the valuation date. It is based on the Mercer Yield Curve for the Eurozone as per July 31, 2013 for the appropriate duration of the plan.
To develop the expected long-term rate of return on assets assumptions consideration is given to the current level of expected returns on risk free investments, the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for the future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Benefit payments:
The following table summarizes expected benefit payments from the plans through fiscal year 2023. Actual benefit payments may differ from expected benefit payments. The minimum required contributions to the plan are expected to be approximately $0.1 million in fiscal year 2014.

Pension Benefit Payments
(in thousands)
For the fiscal years ended July 31:
2014	$66
2015	92
2016	116
2017	157
2018	174
Next 5 years	1,335
Investment Policy:
The defined benefit plans have 100% of their assets invested in bank-managed portfolios of debt securities and other assets. Conservation of capital with some conservative growth potential is the strategy for the plans.
The Company’s pension plans are outside the United States, where asset allocation decisions are typically made by an independent board of trustees. Investment objectives are aligned to generate returns that will enable the plans to meet their future obligations. The Company acts in a consulting and governance role in reviewing investment strategy and providing a recommended list of investment managers for each plan, with final decisions on asset allocation and investment manager made by local trustees.
ASC Topic 820 provides that fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 requires the Company to use valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets

Level 2:	Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs

Level 3:	Unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions about how market participants would price the assets or liabilities
The current target allocations for plan assets are 100% for debt securities. The market value of plan assets using Level 2 inputs is approximately $16.5 million.
Valuation Technique:
Benefit obligations are computed using the projected unit credit method. Benefits are attributed to service based on the plan’s benefit formula. Cumulative gains and losses in excess of 10% of the greater of the pension benefit obligation or market-related value of plan assets are amortized over the expected average remaining future service of the current active membership.

(18)	ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of income taxes, are as follows:

	Foreign currency items	Pension items	Unrealized gains (losses) on securities	Total
	(In thousands)
Accumulated other comprehensive income at July 31, 2012	$12,702	$(1,235)	$(26)	$11,441
Foreign currency translation adjustment	3,057	—	—	3,057
Net unrealized holding gain (loss) on securities	—	—	46	46
Pension adjustments	—	(831)	—	(831)
Net current-period other comprehensive income	3,057	(831)	46	2,272
Accumulated other comprehensive income at July 31, 2013	$15,759	$(2,066)	$20	$13,713
In each of the fiscal years ended July 31, 2013, 2012, and 2011, the Company recorded approximately $0.1 million in taxes related to comprehensive income.

(19)	ACCOUNTS RECEIVABLE
The allowance for doubtful accounts consisted of the following:

	As of July 31,
	2013	2012	2011
	(In thousands)
Balance at beginning of year	$344	$473	$919
Provision charged to expense	146	15	144
Accounts written off—continuing operations	(120)	(144)	(590)
Accounts written off—discontinued operations	(222)	—	—
Balance reclassified to discontinued operations	(84)	—	—
Balance at end of year	$64	$344	$473
During the fourth quarter of fiscal 2013, as a part of its working capital management, the Company entered into a factoring agreement with a third party financial institution for the sale of certain accounts receivables without recourse. The activity under this agreement is accounted for as a sale of accounts receivable under ASC 860 “Transfers and Servicing”. This agreement relates exclusively to the accounts receivables of one of the Company’s significant clients. The amount sold varies each month based on the amount of underlying receivables and cash flow requirements of the Company. The factoring agreement is permitted under the Company’s Credit Facility agreement.
The total amount of accounts receivable factored was $7.7 million for the year ended July 31, 2013. The cost incurred on the sale of these receivables was $6 thousand for the year ended July 31, 2013. The cost of selling these receivable is dependent upon the number of days between the sale date of the receivable and the date the client’s invoice is due and the interest rate. The interest rate associated with the sale of these receivables is equal to LIBOR plus 0.85%. The expense associated with the sale of these receivables is recorded as a component of selling, general and administrative expense in the accompanying consolidated statements of operations.

(20)	EQUITY ISSUANCE
On March 12, 2013, stockholders of the Company approved the sale of 7,500,000 shares of newly issued common stock to Steel Partners Holdings L.P. (“Steel Partners”) at a price of $4.00 per share, resulting in aggregate proceeds of $30.0 million before transaction costs. The Company incurred $2.3 million of transaction costs, which consisted primarily of investment banking and legal fees, resulting in net proceeds from the sale of $27.7 million. In addition, as part of the transaction, the Company issued Steel Partners a warrant to acquire an additional 2,000,000 shares at an exercise price of $5.00 per share. The Company intends to use the cash received for general corporate purposes.

Pursuant to the investment agreement, the Company agreed to grant Steel Partners certain registration rights. The Company agreed to file a resale registration statement on Form S-3 as soon as practicable after it is eligible to do so, covering the shares of common stock purchased by Steel Partners and the shares of common stock issuable upon exercise of the warrants. The Company is required to keep the resale registration statement effective for three years following the date it is declared effective. Steel Partners also has the right, until such time as it owns less than one-third of the common stock originally issued to it under the investment agreement, to require that the Company file a prospectus supplement or amendment to cover sales of common stock through a firm commitment underwritten public offering. The underwriters of any underwritten offering have the right to limit the number of shares to be included in any such offering. In addition, the Company has agreed to certain “piggyback registration rights.” If the Company registers any securities for public sale, Steel Partners has the right to include its shares in the registration, subject to certain exceptions. The underwriters of any underwritten offering have the right to limit the number of Steel Partners’ shares to be included in any such offering for marketing reasons. The Company has agreed to pay the expenses of Steel Partners in connection with any registration of the securities issued in the Steel Partners investment and to provide customary indemnification to Steel Partners in connection with such registration.

(21)	SELECTED QUARTERLY FINANCIAL INFORMATION (Unaudited)
The following table sets forth selected quarterly financial information for the fiscal years ended July 31, 2013 and 2012. The operating results for any given quarter are not necessarily indicative of results for any future period.

	Quarter Ended				Quarter Ended
	Oct. 31, ‘12	Jan. 31, ‘13	Apr. 30, ‘13	Jul. 31, ‘13	Oct. 31, ‘11	Jan. 31, ‘12	Apr. 30, ‘12	Jul. 31, ‘12
	(in thousands, except per share data)
Net revenue	$197,051	$203,436	$173,016	$181,001	$197,830	$169,435	$173,553	$173,129
Cost of revenue	178,427	183,158	157,641	160,908	172,058	154,026	157,625	161,679
Gross profit	18,624	20,278	15,375	20,093	25,772	15,409	15,928	11,450
Total operating expenses	25,895	28,804	22,135	25,768	22,189	27,929	23,798	29,504
Operating income (loss)	(7,271)	(8,526)	(6,760)	(5,675)	3,583	(12,520)	(7,870)	(18,054)
Total other income (expense)	(1,651)	(3,217)	(1,095)	(1,356)	831	559	3,753	5,145
Income tax expense (benefit)	909	674	392	1,804	1,871	380	(1,202)	1,986
Income (loss) from continuing operations	(9,831)	(12,417)	(8,247)	(8,835)	2,543	(12,341)	(2,915)	(14,895)
Loss from discontinued operations	(827)	(133)	(59)	(6)	(1,398)	(535)	(3,221)	(5,346)
Net income (loss)	$(10,658)	$(12,550)	$(8,306)	$(8,841)	$1,145	$(12,876)	$(6,136)	$(20,241)
Basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	$(0.22)	$(0.29)	$(0.17)	$(0.17)	$0.06	$(0.29)	$(0.07)	$(0.34)
Loss from discontinued operations	(0.02)	—	—	—	(0.03)	(0.01)	(0.07)	(0.12)
Net income (loss)	$(0.24)	$(0.29)	$(0.17)	$(0.17)	$0.03	$(0.30)	$(0.14)	$(0.46)

(22)	DIVIDEND
On March 7, 2011, the Company announced that its Board of Directors had declared a special dividend of $0.9134 per common share outstanding, or $40.0 million in the aggregate, with a payment date of March 31, 2011 and a record date of March 17, 2011 (the “Special Dividend”). The aggregate amount paid to stockholders through the Special Dividend included amounts that remained under the June 2010 Repurchase Program at that time. No dividend was issued during fiscal years 2013 and 2012.
The Company performed an analysis and determined that the special dividend was not taxable as ordinary income as the Company did not have accumulated earnings or profits as determined for U.S. federal income tax purposes. As the Company did not have accumulated earnings and profits, the special dividend was treated as a return of capital that reduces the stockholders’ adjusted tax basis in the Common Stock.